Exhibit (e)(24)

NON-NEGOTIABLE COLLATERAL PROMISSORY NOTE
Deerfield, IL
$45,000.00	July 29, 1999

          FOR VALUE RECEIVED, the undersigned hereby promises to pay to WebStreet.com, Inc., a Delaware corporation, Forty-Five Thousand ($45,000.00) Dollars as follows:

          Quarterly payments of interest only, at the annual rate of interest of Five (5%) Percent, on each October 1, January 1, April 1 and July 1 for the term of this Promissory Note (or if any such date shall fall on a weekend or bank holiday, then on the business day next following), with the entire unpaid principal balance and all accrued interest thereon due and payable in any event on July 29, 2001. Any payment not made when due shall accrue interest at the annual rate of ten (10%) percent after five (5) days of non-payment.

          All payments made hereunder shall first be applied to interest on the unpaid balance at the rate above specified, and then to principal.

          To secure payment of this Note, the undersigned hereby grants a security interest in and transfers, pledges and delivers, for collateral purposes only, the below identified share certificates representing the indicated number of shares of common stock of WebStreet.com, Inc. (the “Collateral” herein):

CERTIFICATE NUMBER 374	NUMBER OF SHARES 10,000

          The undersigned herby gives the payee or holder hereof (the “Secured Party” herein) authority to sell, assign, or otherwise dispose of the Collateral or any part thereof in the event of default in the payment of any of the obligations hereunder, at public or private sale, provided the Secured Party shall give the undersigned at least five (5) days’ prior written notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The Secured Party may buy at any public sale. The net proceeds realized upon any such disposition, after deduction for the expenses of holding, preparing for sale, selling or the like and the reasonable attorneys’ fees and legal expenses incurred by Secured Party, shall be applied to the payment of the liabilities and obligations hereunder as the Secured Party shall elect. The Secured Party will account to the undersigned for any surplus realized on such disposition and the undersigned shall remain liable for any deficiency, which the undersigned promises to pay forthwith.

          The undersigned hereby agrees to execute such further chattel mortgages or other instruments and do such other acts promptly upon request of Secured Party as may be necessary or appropriate to grant and/or perfect Secured Party’s security herein.

          In the event the undersigned shall desire to sell all or any portion of the Collateral for cash, the Secured Party shall release such Collateral provided the proceeds of such sold Collateral shall be applied as a prepayment to the principal balance due hereon.

          Payments of both principal and interest are to be made at 510 Lake Cook Road, Deerfield, IL, or at such place or places as may from time to time be designated in writing by the Payee or legal holder of this Note.

          All or any part of the principal of this Note may be prepaid at any time or times, in whole or in part, without notice, premium or penalty.

          In the event of a default in payment of any installment, which default remains uncured for a period of ten (10) days or more after written notice thereof, the entire unpaid principal balance and accrued interest thereon shall become immediately due and payable. In the event of a default, the payee or legal holder hereof shall be entitled to recover reasonable costs of collection, including reasonable attorneys’ fees and legal expenses.

/S / D. JONATHAN ROSENBERG

D. Jonathan Rosenberg